SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment         )*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,927,222
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,927,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,927,222
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,927,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,927,222
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,927,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Solid Biosciences Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 161 First Street, Third Floor, Cambridge, MA 02142.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”) and Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund” and together with Perceptive Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Advisors serves as the investment advisor to the Master Fund, and Mr. Edelman is the managing member of Perceptive Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)	The principal business of Perceptive Advisors is purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)	During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of Common Stock in the transactions described in Item 5(c) at an aggregate purchase price of $16,546,520. The source of these funds was the working capital of the Master Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire beneficial ownership of additional shares of Common Stock or dispose of the shares of Common Stock that they beneficially own. These acquisitions and dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

Adam Stone, who is Chief Investment Officer of Perceptive Advisors, is a director of the Company. The Reporting Persons, either directly or indirectly through Mr. Stone, may engage in discussions from time to time with the Company’s board of directors, the Company’s management or the Company’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Company (collectively, the “Securities”); (ii) maintaining or changing the Company’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 34,151,022 shares of Common Stock, as reported by the Company in its prospectus filed with the Securities and Exchange Commission on January 29, 2018.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule B sets forth all transactions with respect to the Common Stock effected during the past sixty days by any Reporting Person.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

The Master Fund is party to a registration rights agreement (the “Registration Rights Agreement”), dated March 29, 2017, with the Company and certain other stockholders of the Company (collectively, the “Investors”).

Demand registration rights

Beginning six months after the date of the prospectus relating to the Company’s initial public offering, the Investors are entitled to demand registration rights. Under the terms of the Registration Rights Agreement, the Company will be required, upon the written request of Investors holding at least 20% of the securities eligible for registration then outstanding, to file a registration statement and use its best efforts to effect as soon as practicable the registration of such shares. The Company is required to effect only two demand registrations pursuant to the Registration Rights Agreement. However, if the Company becomes eligible to register the sale of securities on Form S-3 under the Securities Act of 1933, the Investors have the right to demand unlimited registrations under the Registration Rights Agreement (but not to exceed two registrations on Form S-3 in any calendar year) provided that the securities for sale on Form S-3 have an aggregate price to the public of $2.0 million.

Piggyback registration rights

If the Company registers any of its equity securities either for its own account or for the account of other security holders, the Investors are entitled to piggyback registration rights and may include their shares in the registration. The underwriters may advise the Company to limit the number of shares included in any underwritten offering to the number of shares which the Company and the underwriters determine will not jeopardize the success of the offering. If this occurs, the aggregate number of securities held by the Investors that may be included in the underwriting will be allocated among all requesting Investors in proportion to the amount of securities sought to be sold by each Investor.

Termination of registration rights

The demand registration rights and the piggyback registration rights granted under the Registration Rights Agreement will terminate, with respect to each Investor, as of the date when all registrable securities held by and issued to such Investor may be sold under Rule 144 under the Securities Act of 1933, provided such Investor owns less than 1% of the outstanding shares of Common Stock.

Lock-up Agreement

In connection with the Company’s initial public offering, the Master Fund entered into a lock-up agreement (the “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, the Master Fund agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the initial public offering without the prior consent of the representatives.

The foregoing summaries of the Registration Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Amended and Restated Registration Rights Agreement dated March 29, 2017 by and among Solid Biosciences, LLC and certain investors (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-222357))

Exhibit 3    Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Company’s Registration Statement on Form S-1 (File No. 333-222357))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018 PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the Common Stock (to the extent not pursuant to Item 5(a)) of each director of the Master Fund.

Master Fund

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Common Stock
Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None
Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None

Schedule B

Name	Date of Transaction	Amount of Securities	Price per Share
Master Fund	January 30, 2018	1,000,000	$16.00
Master Fund	January 30, 2018	20,000	$27.326

Exhibit 1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: February 8, 2018 PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member